FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300–889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                         Form 40-F         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated: May 3, 2007

MIRAMAR MINING CORPORATION

Suite 300–889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 3, 2007	NEWS RELEASE 07-08	MAE-TSX MNG-AMEX

Miramar Water Licence Materials Filed Today
– Doris North Permitting Continues Forward –

VANCOUVER — Miramar Mining Corporation today announced that it will file the additional materials requested by the Nunavut Water Board (“NWB”) in relation to Miramar’s water licence application for the Doris North project in Nunavut, Canada today.

The NWB staff has indicated that they will review the materials submitted to ensure all issues raised have been addressed over the next two weeks. Miramar expects that dates will then be set for a technical review session followed by a public hearing to be held this summer to consider the application.

“We are pleased to be moving the water board process forward and are very confident that we can work together with the water board to complete the process and obtain the water licence for Doris North in a timely manner. Production in 2008 is dependent upon receipt of permits on a timely basis, and we believe that we will receive all permits and licences for Doris North in time to enable us to meet our planned start up of late 2008.” said Tony Walsh.

To this end, Miramar has started procurement and mobilizing of equipment with the intention of moving as much material as possible in the shipping season of 2007 for development and construction of Doris North. Other licences and permits, such as the land lease from the Kitikmeot Inuit Association, the production lease with the Nunavut Tunngavik Inc, the foreshore jetty lease from Indian and Northern Affairs Canada, jetty construction authorization from Transport Canada, amendment to the Metal Mining Effluent Regulations and authorizations from Fisheries and Oceans Canada relating to tailings disposal and compensation measures have been applied for. Each of these processes are well underway and should lead to permits being in place to meet the planned construction schedule.

Drilling Update

The Hope Bay exploration program continues to go well with six drills turning.

Four drills are working at Madrid and have completed 25 holes for a total of 7,800 meters. This includes one deep hole at Suluk, two exploration holes on the Madrid trend, south of Suluk and geotechnical drilling. Also, at Naartok, 15 RC holes have been completed.

At Boston, two holes have been completed for a total of 700 meters and the sampling of historic core program continues.

The results of all this drilling are currently being compiled and it is anticipated that the next set of drill results will be announced prior to Mid-May.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

Additional Information

All other information previously released on the Hope Bay Project is also available on Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to planned permitting, construction and operation and commencement of production at the Doris North Mine at the Hope Bay project forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in various provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all or that conditions imposed in connection with those permits may not be achievable on an economic basis; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the need for continued cooperation with NIRB, NWB and other governmental agencies, and the possibility that the agencies will not give approvals necessary in a timely manner or at all, the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com